Exhibit 99.1

Result of court hearing regarding the redomiciling to Singapore

16 May 2024

Reference is made to the stock exchange announcement made by BW LPG Limited ("BW LPG” or the "Company") on 3 May 2024 regarding the board of directors proposal to implement a scheme of arrangement (the "Scheme”) between the Company and its shareholders pursuant to Section 99 of the Bermuda Companies Act 1981 as amended in order to effect a discontinuance of the Company from Bermuda and continuance to Singapore.

On 15 May 2024 the Supreme Court of Bermuda (the "Court”) held a hearing where the Court was asked to give directions as to the convening of a meeting of shareholders of the Company (the "Scheme Meeting”) that are eligible to vote on the Scheme. The Court ordered that the Scheme Meeting be held on 12 June 2024 (or such date not more than three months from 15 May 2024). Shareholders of record at the close of trading on 16 May 2024 (or such other date as the Company may decide) are entitled to receive notice and to vote at the Scheme Meeting in respect of the number of shares registered in their name at the record date. The notice of the Scheme Meeting and an explanatory statement (including the Scheme and the proposed constitution of the Company when it continues to Singapore) will be provided in due course.

For further information, please contact:

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, experienced employees and an in-house LPG trading division, BW LPG offers an integrated, flexible, and reliable service to customers. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 490 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

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